METALLA COMPLETES ACQUISITION OF ROYALTY ON ELDORADO GOLD'S TOCANTINZINHO PROJECT, ANNOUNCES CONVERSION AND DRAWDOWN ON CONVERTIBLE LOAN FACILITY, AND PROVIDES UPDATE ON ATM PROGRAM

FOR IMMEDIATE RELEASE	NYSE AMERICAN: MTA TSX-V: MTA
March 17, 2021

All Currency is in United States (US$) dollars unless otherwise noted

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) is pleased to announce that, further to its news release dated March 15, 2021, it has closed the acquisition from Sailfish Royalty Corp. ("Sailfish") (TSXV: FISH) of an existing 0.75% gross value royalty interest on gold produced and sold from Eldorado Gold's (NYSE: EGO)(TSX: ELD) Tocantinzinho Project located in northern Brazil ("Tocantinzinho").

FINANCIAL UPDATE

The Company is also pleased to announce that Beedie Capital ("Beedie") has elected to convert the outstanding C$5 million advance (the "Conversion") under the previously announced amended and restated convertible loan facility (the "Convertible Loan Facility") into common shares of Metalla ("Common Shares") for a total of 505,050 Common Shares (at a conversion price of C$9.90 per Common Share which conversion price represented a 27% premium to the 30-day volume-weighted average price ("VWAP") of the Common Shares at the time of the advance from Beedie). In conjunction with the Conversion, the Company has drawn down an additional C$5 million (the "Drawdown Amount") under the Convertible Loan Facility and such amount will be convertible by Beedie at a conversion price of C$14.30 which is based on a 20% premium above the 30-day VWAP of the Common Shares on the TSX Venture Exchange calculated as of March 16, 2021, in accordance with the terms of the Convertible Loan Facility.

The Company is also pleased to provide an update on its at-the-market equity program (the "ATM Program") announced on September 4, 2020. As of the date of this news release, Metalla has sold 1,301,593 Common Shares under the ATM Program for gross proceeds of $12.8 million. As a result of these proceeds, the Company was fully funded to close the royalty acquisition on Tocantinzinho and is fully funded to close the royalty acquisition on OZ Mineral's CentroGold project ("CentroGold") (see news release dated March 16, 2021).

Brett Heath, President and CEO, commented, "We are pleased to see the continued support of Beedie Capital as we grow our business by adding more accretive royalties to Metalla's portfolio. The additional drawdown of C$5 million from the Beedie Convertible Loan Facility along with gross proceeds from the ATM Program of $12.8 million, has allowed the Company to fully finance the recent royalty acquisitions with a cash reserve to continue what we expect to be another significant year of growth for the Company."

ABOUT METALLA

Metalla was created for the purpose of providing shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor it's Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to the anticipated or possible future developments at Tocantinzinho and the properties on which the Company currently holds royalty and stream interests or relating to the companies owning or operating such properties; the future value of the Company's stock on the stock exchanges; the payment of the remaining $3 million of the Purchase Price within 60 days of closing; the future conversion of the Drawdown Amount in accordance with the Convertible Loan Agreement; the Company being positioned to fully finance the royalty acquisition on CentroGold; the sufficiency of the Company's future cash reserves;  and the Company's potential to become a leading gold and silver company. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the risk that the parties may be unable to satisfy the closing conditions for the contemplated transactions or that the transactions may not be completed; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine development, construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.